Holland+Knight

Tel 202 955 3000
Fax 202 955 5564

Holland & Knight LLP
2099 Pennsylvania Avenue, N.W., Suite 100
Washington, D.C. 20006-6801
www.hklaw.com

07024918

Grace H. Brown
202 457 5953
grace.brown@hklaw.com

June 28, 2007

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 7/5

If you have any questions regarding this filing, please do not hesitate to call me at (202) 457-7036 or, in my absence, Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Grace H. Brown

Grace H. Brown
Holland & Knight LLP

4638119_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed from items 1 to 4 below are set out in EXHIBIT A hereto)

1. Annual Securities Report dated June 22, 2007

2. Notification to verify the Annual Securities Report for the fiscal year ended March 2007

3. Amended Shelf Registration Statement dated June 22, 2007

4. Corporate Governance Report dated June 22, 2007

5. Report of Amendment to Annual Securities Report dated June 18, 2007

6. Amended Shelf Registration Statement dated June 18, 2007

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed from items 1 to 4 below are included in EXHIBIT B hereto)

1. Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders dated May 31, 2007

2. Notice of Resolution of the 22nd Ordinary General Meeting of Shareholders dated June 22, 2007

3. Business Report for the year ended March 31, 2007

4. The Company's Structure for Timely Disclosure dated June 22, 2007

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated June 22, 2007

   Annual Securities Report was filed with the Director of Kanto Local Finance Bureau, stating the results for the fiscal year ended March 2007.

2. Notification to verify the Annual Securities Report for the fiscal year ended March 2007

   Notification verifying the Annual Securities Report dated June 22, 2007 was filed with the listed Stock Exchanges of Tokyo, Osaka, Nagoya, Fukuoka, Sapporo, on June 26, 2007.

3. Amended Shelf Registration Statement dated June 22, 2007

   Amended Shelf Registration Statement in which Annual Securities Report dated June 22, 2007 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

4. Corporate Governance Report dated June 22, 2007

   Corporate Governance Report stating our company's basic policy and structure of Corporate Governance was filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.

5. Report of Amendment to Annual Securities Report dated June 18, 2007

   Report of partial amendment to Annual Securities Report dated June 23, 2006, was filed with the Director of Kanto Local Finance Bureau.

6. Amended Shelf Registration Statement dated June 18, 2007

   Amended Shelf Registration Statement in which Annual Securities Report dated June 18, 2007 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 4.

[Translation for Information Purposes Only]

(This is a translation, for information purposes only, of the original Notice of Convocation of the General Meeting of Shareholders in the Japanese language dispatched to shareholders in Japan. Certain omissions and modifications have been made from the original Japanese notice. The Company makes no warranty, express or implied, as to the accuracy or completeness of this translation.)

Securities Code: 2914
May 31, 2007

To Our Shareholders

Hiroshi Kimura
President and Representative Director
Japan Tobacco Inc.
2-1, Toranomon, 2-chome,
Minato-ku, Tokyo

Notice of Convocation of the 22nd Ordinary General Meeting of Shareholders

You are cordially invited to attend the 22nd ordinary general meeting of shareholders to be held as set forth below.

If you cannot attend the meeting, you may exercise your voting rights in written form or by electromagnetic means including the Internet. Please see the "Reference Documents for the General Meeting of Shareholders" hereinafter described and exercise your voting rights by 6:00 p.m., on Thursday, June 21, 2007, by returning to us by that time the Voting Rights Exercise Sheet enclosed herewith indicating whether you are for or against each of the items, or by accessing the web-site designated by us for the exercise of voting rights (http://www.evote.jp/).

Yours sincerely,

Particulars

1. Date and Time of the Meeting: Friday, June 22, 2007, at 10:00 a.m.

2. Place of the Meeting: Tokyo Prince Hotel
   3-1, Shibakoen 3-chome, Minato-ku, Tokyo

3. Purpose of the Meeting:
   Matters to be Reported:
   1. Report on the Business Report, the Consolidated Financial Statements, and the Independent Auditor's Report and the Company's Audit Board Report on the Consolidated Financial Statements for the 22nd Business Term (from April 1, 2006 to March 31, 2007)
   2. Report on the Non-Consolidated Financial Statements for the 22nd Business Term (from April 1, 2006 to March 31, 2007)

Matters to be Resolved:

Item 1: Appropriation of Surplus

Item 2: Election of Two (2) Directors

Item 3: Election of Four (4) Statutory Auditors

Item 4: Payment of Bonuses to Directors and Statutory Auditors

Item 5: Revision of Amounts of Compensation Payable to Directors and Statutory Auditors

Item 6: Decision on Amount and Terms of Stock Options Granted to Directors

Item 7: Granting of Retirement Benefits to Retiring Directors and Retiring Statutory Auditors and Payment of Retirement Benefits Resulting from the Abolition of the Retirement Benefit Plan for Directors and Statutory Auditors

4. Other Decisions on the Convocation of the Meeting

(1) If the voting right is exercised both by return of the Voting Rights Exercise Sheet and via the Internet, only the exercise of the voting right via the Internet shall be valid.

(2) If the voting right is exercised more than once via the Internet, only the last exercise of the voting right shall be valid.

---

* For those attending, please present the enclosed Voting Rights Exercise Sheet at the reception desk on arrival at the meeting.
* If there is any amendment to the "Reference Documents for the General Meeting of Shareholders," Business Report, or Non-Consolidated and Consolidated Financial Statements, it will be published on our web-site (http://www.jti.co.jp/).

[Translation for Information Purposes Only]

[Instructions for Exercising Your Voting Rights]

1. Exercise of the Voting Rights by post:

   Please indicate whether you are for or against each of the items on the Voting Rights Exercise Sheet enclosed herewith and return it to us.

2. Exercise of the Voting Rights via the Internet:

   Please access the designated web-site for the exercise of voting rights (http://www.evote.jp/) from your computer and indicate whether you are for or against each of the items following the directions on the web-site using the "Log-in ID" and "Temporary Password" described in the Voting Rights Exercise Sheet enclosed herewith. You are requested to refer to "Direction for Exercise of the Voting Rights via the Internet" enclosed herewith.

3. The Company participates in the electromagnetic voting rights exercise system (Voting Rights Exercise Platform) operated and administered by ICJ, Inc.

[Translation for Information Purposes Only]

Reference Documents for the General Meeting of Shareholders

Matters for Approval by Shareholders and Relevant Information

Item 1: Appropriation of Surplus

The surplus is proposed to be appropriated as follows:

1. Year-end dividends

The year-end dividends on shares of Common Stock for the 22nd Business Term are proposed to be paid on the following terms, for the purpose of making a return to the Company's shareholders while ensuring the internal reserve fund required for the future business development.

(1) Type of assets to be paid as dividends:
Cash

(2) Allotment of assets to be paid as dividends and their aggregate amount:
¥2,200 per share of Common Stock of the Company
Aggregate amount: ¥21,076,176,000
Together with the interim dividends of ¥1,800 per share paid in December 2006, the annual dividends for the 22nd Business Term will be ¥4,000 per share.

(3) Effective date for distribution of surplus:
June 25, 2007

2. Other appropriation of surplus

(1) Item of surplus to be increased and its amount:
General reserve: 93,000,000,000 yen

(2) Item of surplus to be decreased and its amount:
Retained earnings carried forward: 93,000,000,000 yen

Item 2: Election of Two (2) Directors

Takao Hotta resigned from the office of Director on April 30, 2007. In order to fill the vacancy and to further enhance top management, the election of two (2) Directors is proposed.

The candidates for the office of Director are as follows:

Candidate Number	Name (Date of Birth)	Brief Personal History, Positions and Responsibilities in the Company, and Representative Positions in Other Companies		Number of the Company's Shares Held
1	Munetaka Takeda (August 22, 1949)	April 1972	Joined Ministry of Finance	0
		July 1999	Director-General of Kanto Local Finance Bureau, Ministry of Finance	
		January 2001	Deputy Assistant Vice Minister, Cabinet Office	
		July 2001	Director-General of Okinawa Promotion Bureau, Cabinet Office	
		July 2003	Director-General for Policy Planning, Cabinet Office	
		September 2005	Assistant Vice Minister, Cabinet Office	
		February 2007	Corporate Advisor of the Company	
		April 2007	Senior Executive Vice President and Chief Financial Officer (Current Position)	
2	Mitsuomi Koizumi (April 15, 1957)	April 1981	Joined the Company (Japan Tobacco and Salt Public Corporation)	61
		June 2001	Head of Corporate Planning, Planning Group	
		June 2003	Senior Vice President, Head of Personnel and Labor Relations Group	
		June 2004	Senior Vice President, Head of Tobacco Business Planning Division, Tobacco Business	
		June 2006	Executive Vice President, Head of Tobacco Business Planning Division, Tobacco Business (Current Position)	

(Note) No conflict of interest exists between the Company and each of the above candidates.

[Translation for Information Purposes Only]

Item 3: Election of Four (4) Statutory Auditors

The term of office of all Statutory Auditors will expire at the conclusion of this ordinary general meeting of shareholders. Accordingly, the election of four (4) Statutory Auditors is proposed.

The Board of Statutory Auditors has approved this proposition.

The candidates for the office of Statutory Auditor are as follows:

Candidate Number	Name (Date of Birth)	Brief Personal History, Positions and Responsibilities in the Company, and Representative Positions in Other Companies		Number of the Company's Shares Held
1	Masaaki Sumikawa (October 11, 1950)	April 1974 July 1997 June 1998 July 2000 June 2003 January 2004 June 2004	Joined the Company (Japan Tobacco and Salt Public Corporation) Head of Food Business Division Head of General Administration Division Head of Personnel Division Senior Vice President, Assistant to CEO in Real Estate, Agriculture, Printing and Vending Machinery Senior Vice President, Assistant to CEO in Real Estate, Printing and Vending Machinery Standing Auditor (Current Position)	67
2	Hisao Tateishi (December 23, 1946)	April 1971 July 1997 July 1999 January 2001 July 2001 July 2003 September 2005	Joined Ministry of Finance Commissioner of Kanto Shinetsu Regional Taxation Bureau, National Tax Agency Deputy Director-General of Personnel Affairs Bureau, Management and Coordination Agency Deputy Director-General of Personnel Affairs and Pension Bureau, Ministry of Internal Affairs and Communication Standing Director, Japan Foundation for Regional Vitalization Standing Director, Federation of National Public Service Personnel Mutual Aid Associations Senior Director, Federation of National Public Service Personnel Mutual Aid Associations (Current Position)	0
3	Hiroyoshi Murayama (January 13, 1937)	April 1960 April 1962 April 1999 December 1999 January 2000 June 2003	Judicial Apprentice Public Prosecutor, Sapporo District Public Prosecutor's Office Superintendent Public Prosecutor, Tokyo High Public Prosecutor's Office Resigned Tokyo High Public Prosecutor's Office Registered as Attorney at Law Auditor of the Company (Current Position)	48
4	Takanobu Fujita (January 17, 1938)	April 1963 June 1990 January 1995 April 1999 April 2005 June 2005	Joined Japan Broadcasting Corporation Commentator, Japan Broadcasting Corporation Resigned Japan Broadcasting Corporation Professor, School of Policy Studies, Kwansei Gakuin University Affiliate Professor, School of Policy Studies, Kwansei Gakuin University Auditor of the Company (Current Position)	16

(Notes) 1. No conflict of interest exists between the Company and each of the above candidates.
2. Hisao Tateishi, Hiroyoshi Murayama and Takanobu Fujita are candidates for the office of Outside Statutory Auditor.
3. Relevant matters concerning the candidates for the office of Outside Statutory Auditor are described as follows:
(1) Grounds for nomination of the candidates for the office of Outside Statutory Auditor
1) For Hisao Tateishi, we comprensively judged that he is suitable to be an Outside Statutory Auditor considering his considerable experience and extensive insight obtained from his many years of administrative practice and execution of his duties at the Federation of

National Public Service Personnel Mutual Aid Associations.

2) For Hiroyoshi Murayama, we comprehensively judged that he is suitable to be an Outside Statutory Auditor considering his considerable experiences and extensive insight obtained from his legal career.

3) For Takanobu Fujita, we comprehensively judged that he is suitable to be an Outside Statutory Auditor considering his considerable experience and extensive insight obtained from his professional career as a commentator at Japan Broadcasting Corporation and as a university professor.

(2) Grounds for the judgement that the candidates having no business management experience other than participation as Outside Directors or Outside Statutory Auditors are suitable for fulfilling the duties of the Outside Statutory Auditor are as follows:

1) Hisao Tateishi has not directly participated in business management. However, we judge that Hisao Tateishi will be able to properly fullfil his duties as an Outside Statutory Auditor considering his considerable experience and extensive insight obtained from his many years of administrative practice and execution of his duties as Standing Director and as Senior Director at the Federation of National Public Service Personnel Mutual Aid Associations.

2) Hiroyoshi Murayama has not directly participated in business management. However, we judge that Hiroyoshi Murayama will be able to properly fullfil his duties as an Outside Statutory Auditor considering his abundant experience in the legal field and his considerable insight obtained from his professional legal career, as well as his performance of duties as a Statutory Auditor for the past four (4) years.

3) Takanobu Fujita has not directly participated in business management. However, we judge that Takanobu Fujita will be able to properly fullfil his duties as an Outside Statutory Auditor considering his abundant experience obtained from his professional career as commentator at Japan Broadcasting Corporation and as a university professor and from his considerable insight into the area of politics and economics, as well as his performance of his duties as a Statutory Auditor for the past two (2) years.

(3) Number of years from the assumption of office as Outside Statutory Auditor by each candidate for the office of Outside Statutory Auditor

1) The period during which Hiroyosi Murayama has held the office of Outside Statutory Auditor is four (4) years as at the conclusion of this ordinary general meeting of shareholders.

2) The period during which Takanobu Fujita has held the office of Outside Statutory Auditor is two (2) years as at the conclusion of this ordinary general meeting of shareholders.

Item 4: Payment of Bonuses to Directors and Statutory Auditors

In consideration of the business results during the term and other factors, we propose that bonuses in the total amount of ¥122,824,000 be paid to the 10 Directors in office as of the end of the term and bonuses in the total amount of ¥20,800,000 be paid to the four (4) Statutory Auditors in office as of the end of the term.

It is also proposed that the decisions on the specific amounts of bonuses to be paid be delegated to the Board of Directors in respect of bonuses to each Director and to the consultation among the Statutory Auditors in respect of bonuses to each Statutory Auditor.

[Reference Information] Basic Idea behind the Revision of Remuneration Scheme for Directors and Statutory Auditors set forth in Items from 5 to 7

The Board of Directors of the Company, at its meeting held on April 27, 2007, resolved that the remuneration scheme for Directors and Statutory Auditors will be revised effective as of the conclusion of this ordinary general meeting of shareholders as described below. Such revision is based on deliberations at a remuneration advisory committee involving external experts and aims at the implementation of a remuneration scheme that will help further improve the corporate value of the Company.

(1) Directors

The Directors shall be divided into two (2) groups: Directors involved in the business operations of the Company and those not involved in the business operations of the Company. The remuneration for Directors involved in the business operations shall consist, in addition to the monthly basic salary, of bonuses reflecting business performance for a single fiscal year and incentive stock options corresponding to the mid-to-long term corporate value of the Company. The remuneration for Directors not involved in the business operations shall consist of the basic salary and incentive stock options because they are expected to perform the functions for company-wide strategic decision making and supervision to improve the corporate value of the Company.

(2) Statutory Auditors

In light of the role of the Statutory Auditors, the remuneration scheme for the Statutory Auditors shall be different from the one for the Directors which places value on correspondence to business performance, and shall consist only of the basic salary.

(3) Retirement Benefits

As a result of the adoption of the new remuneration schemes for Directors and Statutory Auditors, the Retirement Benefit Plan for Directors and Statutory Auditors shall be abolished effective as of the conclusion of this ordinary general meeting of shareholders.

Accordingly, the Company proposes "Item 5: Revision of Amounts of Compensation Payable to Directors and Statutory Auditors," "Item 6: Decision on Amount and Terms of Stock Options Granted to Directors" and "Item 7: Granting of Retirement Benefits to Retiring Directors and Retiring Statutory Auditors and Payment of Retirement Benefits Resulting from the Abolition of the Retirement Benefit Plan for Directors and Statutory Auditors" described below.

Item 5: Revision of Amounts of Compensation Payable to Directors and Statutory Auditors

It was approved at the 16th ordinary general meeting of shareholders held on June 28, 2001 that the maximum aggregate amount of compensation payable to the Directors be ¥51 million (¥51,000,000) per month and at the 9th ordinary general meeting of shareholders held on June 27, 1994 that the maximum aggregate amount of compensation payable to the Statutory Auditors be ¥10 million (¥10,000,000) per month. These limits have been in effect since then.

Considering the fact that the bonuses that had been approved as part of appropriation of retained earnings are now included in compensation for Directors and Statutory Auditors as a result of the implementation of the "Company Law of Japan," as well as the "Basic Idea behind the Revision of Remuneration Scheme for Directors and Statutory Auditors" described above and changes in economic conditions, it is proposed that the maximum aggregate amount of compensation be revised to ¥870 million (¥870,000,000) per annum for the Directors and ¥190 million (¥190,000,000) per annum for the Statutory Auditors.

The number of Directors and Statutory Auditors is currently nine (9) and four (4) respectively. If Item 2 and Item 3 are approved, the number of Directors and Statutory Auditors will be 11 and four (4) respectively.

Item 6: Decision on Amount and Terms of Stock Options Granted to Directors

In light of the "Basic Idea behind the Revision of Remuneration Scheme for Directors and Statutory Auditors" described above, for the purpose of giving more motivation and incentive to enhance the corporate value of the Company, it is proposed that the maximum aggregate amount of annual compensation in the form of stock options for Directors be ¥200 million (¥200,000,000), in addition to the amount of compensation payable to Directors provided for in Item 5.

The Directors shall acquire as stock options, stock acquisition rights by offsetting their rights to receive compensation from the Company against payment of the issue price (which shall be the fair value of the stock acquisition rights) at the time of the allotment of the stock acquisition rights.

Under this stock option scheme, the stock acquisition rights may be exercised only after each Director's retirement from office and the amount to be paid to exercise the stock acquisition rights shall be ¥1 per share.

The number of Directors is currently nine (9) and will be eleven (11) if Item 2 is approved.

The terms of the stock acquisition rights to be allotted as stock options are as follows.

Particulars

(1) Total number of the stock acquisition rights

The maximum total number of the stock acquisition rights to be issued within one (1) year from the date of the Company's ordinary general meeting of shareholders for each business year shall be 800.

(2) Type and number of shares which are the subject of the stock acquisition rights

The number of shares which are the subject of each stock acquisition right (hereinafter referred to as "Number of Shares Granted") shall be one (1) share of Common Stock of the Company.

However, if any adjustment of the total number of the stock acquisition rights and the

Number of Shares Granted becomes appropriate due to a stock split (including allotment of common shares of the Company without consideration) or a reverse stock split of common shares of the Company, the Company shall make such adjustment as is deemed necessary.

(3) Value of assets to be paid to exercise the stock acquisition rights

The value of assets to be paid to exercise each stock acquisition right shall be ¥1 per share of Common Stock to be delivered upon the exercise of such stock acquisition right, multiplied by the Number of Shares Granted.

(4) Period for the exercise of the stock acquisition rights

The period for the exercise of the stock acquisition rights shall be within 30 years from the day following the allotment of the stock acquisition rights.

(5) Restrictions on transfer of the stock acquisition rights

Any transfer of the stock acquisition rights shall require the approval of the Board of Directors.

(6) Other conditions for the exercise of the stock acquisition rights

Details of the matters described in (1) to (5) above and matters other than (1) to (5) above shall be decided by the Board of Directors when an issue of the stock acquisition rights is approved.

(Notes)

In addition to this Item 6, by resolution of the Company's Board of Directors, up to 450 of stock acquisition rights are expected to be issued to the Company's Executive Officers (excluding those who are also Directors) as stock options on the same terms as set forth in this Item 6 within one (1) year after this ordinary general meeting of shareholders.

[Translation for Information Purposes Only]

Item 7: Granting of Retirement Benefits to Retiring Directors and Retiring Statutory Auditors and Payment of Retirement Benefits Resulting from the Abolition of the Retirement Benefit Plan for Directors and Statutory Auditors

Takao Hotta resigned from the office of Director on April 30, 2007. Further, Hisashi Tanaka will retire from the office of Statutory Auditor at the conclusion of this ordinary general meeting of shareholders. Accordingly, we propose to pay retirement benefits in reasonable amounts in accordance with the Company's internal standards to reward their services rendered during their respective tenures. We also propose that the actual amounts, timing and method of payment be delegated to the Board of Directors in respect of payment to the Director and to consultation among the Statutory Auditors in respect of payment to the Statutory Auditor.

A brief personal history of the retiring Director and Statutory Auditor is as follows:

Name	Brief Personal History	
Takao Hotta	June 2003	Member of the Board, Executive Deputy President
	June 2005	Representative Director and Executive Deputy President
	April 2007	Resigned Representative Director and Executive Deputy President
Hisashi Tanaka	June 2003	Standing Auditor (Current Position)

In light of the "Basic Idea behind the Revision of the Remuneration Scheme for Directors and Statutory Auditors" described above, the Board of Directors of the Company resolved, at its meeting held on April 27, 2007, to abolish the Retirement Benefit Plan for retiring Directors and retiring Statutory Auditors effective as of the conclusion of this ordinary general meeting of shareholders. Accordingly, it is proposed that payment of retirement benefits be made to a total of 12 Directors and Statutory Auditors, in consideration of their respective terms in office up until the conclusion of this ordinary general meeting of shareholders, in reasonable amounts in accordance with the Company's internal standards. The Directors concerned are Yoji Wakui, Hiroshi Kimura, Kazuei Obata, Ichiro Kumakura, Ryoichi Yamada, Noriaki Okubo, Mutsuo Iwai, Yasushi Shingai and Katsuhiko Honda who are currently in office, and the Statutory Auditors concerned are Masaaki Sumikawa, Hiroyoshi Murayama and Takanobu Fujita who will be re-elected if Item 3 is approved. We also propose that the actual amounts and method of payment be delegated to the Board of Directors in respect of payments to the Directors and to consultation among the Statutory Auditors in respect of payments to the Statutory Auditors.

It is also proposed that the timing of payment be at the time of retirement from office of each Director and Statutory Auditor concerned.

A brief personal history of the Directors and the Statutory Auditors who are to receive the aforesaid payment of retirement gratuities is as follows:

Name	Brief Personal History	
Yoji Wakui	June 2004 June 2006	Representative Director and Chairman of the Board Chairman of the Board (Current Position)
Hiroshi Kimura	June 2005 June 2006	Member of the Board President, CEO and Representative Director (Current Position)
Kazuei Obata	June 1998 June 2000 June 2001 June 2003 June 2005	Member of the Board Member of the Board, Executive Director Member of the Board Member of the Board, Executive Deputy President Representative Director, Executive Deputy President (Current Position)
Ichiro Kumakura	June 2006	Representative Director, Executive Deputy President (Current Position)
Ryoichi Yamada	June 2006	Representative Director, Executive Deputy President (Current Position)
Noriaki Okubo	June 2004	Member of the Board (Current Position)
Mutsuo Iwai	June 2006	Member of the Board (Current Position)
Yasushi Shingai	June 2005	Member of the Board (Current Position)
Katsuhiko Honda	June 1992 June 1994 June 1996 June 1998 June 2000 June 2006	Member of the Board Member of the Board, Executive Director Member of the Board, Senior Executive Director Representative Director, Executive Deputy President President, CEO and Representative Director Member of the Board, Corporate Counselor (Current Position)
Masaaki Sumikawa	June 2004	Standing Auditor (Current Position)
Hiroyoshi Murayama	June 2003	Auditor (Current Position)
Takanobu Fujita	June 2005	Auditor (Current Position)

June 22, 2007

Japan Tobacco Inc.
2-1, Toranomon 2-chome
Minato-ku,Tokyo

Dear Shareholders:

Notice of Resolution of the 22nd Ordinary General Meeting of Shareholders

We are pleased to inform you that the following matters were reported and resolved at the 22nd ordinary general meeting of shareholders held today.

Yours sincerely,

Hiroshi Kimura
President, Representative Director and
Chief Executive Officer

Resolution

Matters reported:

1. Report on the Business Report, the Consolidated Balance Sheet, the Consolidated Statement of Income and Independent Auditor's Report and the Company's Audit Board Report for the Consolidated Financial Statements for the 22nd Business Term (April 1, 2006 to March 31, 2007).

2. Report on the Non-Consolidated Balance Sheet and the Statement of Income for the 22nd Business Term (April 1, 2006 to March 31, 2007).

Matters resolved:

First Item: Appropriation of Surplus

This item was approved and adopted as originally proposed, with a dividend of 2,200 yen per share.

Second item: Election of Two(2) Directors

In this item, as originally proposed, Mr. Munetaka Takeda, Mr. Mitsuomi Koizumi were elected and assumed its office.

Third item:	Election of Four(4) Statutory Auditors
	In this item, as originally proposed, Mr. Masaaki Sumikawa, Mr. Hisao Tateishi, Mr. Hiroyoshi Murayama, Mr. Takanobu Fujita were elected and assumed its office. Mr. Hisao Tateishi, Mr. Hiroyoshi Murayama, Mr. Takanobu Fujita are Outside Statutory Auditors.
Fourth item:	Payment of Bonuses to Directors and Statutory Auditors
	In this item, as originally proposed, payment of bonuses to ten directors and four statutory auditors as at the end of this business term were approved as 122,824,000 yen and 20,800,000 yen, respectively.
Fifth item:	Revision of Amounts of Compensation Payable to Directors and Statutory Auditors
	In this item, as originally proposed, annual compensation revision for board members within 870 million yen and revision for statutory auditors within 190 million yen were approved.
Sixth item:	Decision on Amount and Terms of Stock Options Granted to Directors
	In this item, as originally proposed, annual compensation in the form of stock option for board members was approved within 200 million yen and maximum number of 800 for share warrants which are issued within one year after the general meeting for shareholders regarding each business term.
Seventh item:	Granting of Retirement Benefits to Retiring Directors and Retiring Statutory Auditors and Payment of Retirement Benefits Resulting from the Abolition of the Retirement Benefit Plan for Directors and Statutory Auditors
	In this item, as originally proposed, in order to reward the retiring directors, Mr. Takao Hotta and Mr. Hisashi Tanaka, it was approved that retirement benefits be granted to each of them within the limitation of proper amounts provided in the Company's criteria. We also approved that the specific amounts, time and methods, etc. for the respective retirement benefits be left to the discretion of the directors in respect of the retiring director and the discretion of the audit board in respect

of the retiring statutory auditor.
At the board meeting held on April 27, 2007, the abolition of retirement benefits for retiring directors as at the end of the general meeting for shareholders was resolved. In order to reward directors now in the office, Mr. Yoji Wakui, Mr. Hiroshi Kimura, Mr. Kazuei Obata, Mr. Ichiro Kumakura, Mr. Ryoichi Yamada, Mr. Noriaki Okubo, Mr. Mutsuo Iwai, Mr. Yasushi Shingai, Mr. Katsuhiko Honda, and re-elected statutory auditors, Mr. Masaaki Sumikawa, Mr. Hiroyoshi Murayama, Mr. Takanobu Fujita, lump sum payments accompanying the abolition of retirement gratuities were granted to each of them within the limitation of proper amounts provided in the Company's criteria based on the term length as at the end of the general meeting for shareholders. We also approved that the specific amounts and methods, etc. for the respective lump sum payment be left to the discretion of the board of directors in respect of the retiring director and the discretion of the Audit Board in respect of the retiring statutory auditor. Payments will be made at the retirement.

Supplementary Notes:

1. Resolution items 1, 2and 3 were approved by the Minister of Finance under the Japan Tobacco Inc. Law as of June 22, 2007.
2. At the board meeting, after this general meeting for shareholders, representative and office director was elected as follows;
   Executive Deputy President, Representative Director   Munetaka Takeda

Concerning the payment of Dividends for the 22nd Business Term:

1. For those who would like to have dividends transferred to their respective accounts at financial institutions, please review the calculation sheet and confirmation enclosed herein.
2. For others, enclosed is a notice of mail transfer – dividends can then be received at a post office located near you.

Shipment of shareholder special benefit gifts:

The company plans to present its beverage products to its shareholders who hold more than one ordinary share as of March 31, 2007. The gift will be sent by the end of June. If you do not receive the gift by the mid-July, please contact the company at the following information.

Reference for shipment of shareholder special benefit gift:

JT Creative Service Co. (Shipper of the gift on behalf of JT)

Toll free: 0120-791-187 (9:00 am to 5:00 pm except Saturdays, Sundays, and holidays)

Business Report for the year ended March 31, 2007

<A Message from Management>

For the year ended March 31, 2007, JT achieved record highs in EBITDA (operating income + depreciation and amortization), operating income, recurring profit and net income.

EBITDA, operating income and recurring profit were increased for six years in a row, which means JT's steady start for the expansion of the med-term management plan, "JT2008."

JT completed the acquisition of Gallaher Group Plc ("Gallaher") located in UK by means of a scheme of arrangement on April 18, 2007, whose procedure starting was announced on December 15, 2006.

There is an objective to explore opportunities for expansion through gaining access to external resources in international tobacco business and foods business in the med-term management plan, "JT2008."

JT has been ranked as the world's third tobacco company, while there was a large gap between the top two companies. The acquisition of Gallaher firmed JT's position as the world's third largest tobacco company.

JT is aimed at sustainable growth for the future as the leading company in the tobacco business.

Overview of the financial results for the year ended March 31, 2007

For the year ended March 31, 2007, both net sales and net profits were increased as the Table 1 shows.

Net sales were increased primarily due to the steady growth in the international tobacco business which more than offset the decreased sales volume in the domestic tobacco business. The increased unit price and the cost reduction in the domestic tobacco business, and the profit growth in the international tobacco business contributed to record highs in EBITDA, operating income and recurring profit for six years in a row.

(Table 1) Consolidated financial results for the year ended March 31, 2007

(Billions of yen)

	Year ended March 31, 2006	Year ended March 31, 2007	Increase/Decrease
Sales (Tax included)	4,637.6	4,769.3	131.7
Sales (Tax excluded)	2,008.7	2,051.0	42.2
EBITDA	433.3	464.6	31.2
Operating income	306.9	331.9	25.0
Recurring profit	297.8	312.0	14.2
Net income	201.5	210.7	9.2

* EBITDA=Operating income + depreciation and amortization

(Chart 1)



(Unit: JPY bn)
500
400
300
200
100
464.6
331.9
210.7
FY 3/2003
FY 3/2004
FY 3/2005
FY 3/2006
FY 3/2007
EBITDA
Operating income
Net income

Domestic Tobacco Business

Total domestic demand and JT sales volume for FY 3/2007 declined under the influence of the tax increase in July 2006. Compared with that of the tax increase in July 2003, the rate of decrease on a year-on –year basis was greater, mainly due to the increasing severe environment surrounding smoking.

However, good signs were also observed toward the end of the term. As the Chart 3 shows, during the fourth quarter, market shares for all growing segments (1-mg tar, menthol and priced at 320 yen or more) and MILD SEVEN family increased, affected by renewal of the package design of the MILD SEVEN family and sales expansion of new products that were released in limited regions.

(Chart 2) Domestic aggregate demand and sales volume for JT products



350
300
250
200
150
100
50
0
-4.2%
-2.3%
-2.5%
-5.3%
269.9
-5.4%
-2.8%
-3.9%
-6.4%
174.9
FY3/2003
FY3/2004
FY3/2005
FY3/2006
FY3/2007
Total Demand
JT Sales Volume

(Chart 3) Domestic share of JT products*

* New basis = JT's original products + JTI's domestic products (Camel, Winston, Salem, etc.)


70
60
50
40
30
15
10
5
0
64.7
64.5
31.2
31.3
13.3
13.6
6.7
7.1
5.2
5.5
3.9
4.3
06Q1
06Q2
06Q3
06Q4
07Q1
07Q2
07Q3
07Q4
JT products
MILD SEVEN Family
1mg tar products
Menthol products
JPY 320 or above
D-spec products

(Table 2) Results in the domestic tobacco business (Billions of yen)

	FY 3/2006	FY 3/2007	Increase/Decrease
Sales excl. taxes	1,173.2	1,147.2	-26.0
Operating income	220.0	245.3	25.2

International Tobacco Business

International tobacco business maintained its growth momentum. Total volume grew by 9% to reach 240 billion units, driven by the 11% growth of Global Flagship Brands. GFB is now reaching 62% of total volume.

By brands, the gain in GFB volume was driven mainly by Camel in Italy and France; Winston in Russia, Spain, Iran, Turkey, and Ukraine; and Mild Seven in Russia.

(Table 3) Results in the domestic tobacco business (Billions of yen)

	FY 3/2006	FY 3/2007	Increase/Decrease
Sales excl. taxes	484.3	550.3	66.0
Operating income	71.0	81.0	10.0

Business results of the international tobacco business for the period from January to December 2006 are consolidated.

Pharmaceutical Business

The pharmaceutical business lost both sales and profits affected by an increase in R&D expenses following advancement of research and development, the decrease in profit of Torii Pharmaceutical, and the fall in temporary revenue on licensing-out of clinical-test developments.

(Table 4) Results in the pharmaceuticals business (Billions of yen)

	FY 3/2006	FY 3/2007	Increase/Decrease
Sales excl. taxes	49.2	45.4	-3.8
Operating income	-5.0	-11.2	-6.1

Clinical development (as of April 27, 2007)

Code	Stage	Indication	Characteristics	Rights
JTT-705 (oral)	Phase1(JPN)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	Roche (Switzerland) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-130 (oral)	Phase2(JPN) Phase2(Overseas)	Hyperlipidemia	Treatment of hyperlipidemia by reducing absorpiton of cholesterol and triglyceride via inhibitioin of MTP MTP:Microsomal Triglyceride Transfer Protein	
JTK-303 (oral)	Phase1(JPN)	HIV	Integrase inhibitor which works by blocking integrase, an enzyme that is involved in the replication of HIV (HIV:Human Immunodeficiency Virus)	Gilead Sciences (U.S.) obtains the rights to develop and commercialize this compound worldwide, with the exception of Japan.
JTT-302 (oral)	Phase2(Overseas)	Dyslipidemia	Decreases LDL and increases HDL by inhibition of CETP -CETP:Cholesteryl Ester Transfer Protein, facilitates transfer of cholesteryl ester from HDL to LDL -HDL:High density lipoprotein, Good Cholesterol -LDL:Low density lipoprotein, Bad Cholesterol	
JTT-305 (oral)	Phase2(JPN) Phase1(Overseas)	Osteoporosis	Increases BMD and decreases new vertebral fractures by accelerating endogenous PTH secretion via antagonism of circulating Ca on CaSR in parathyroid cells -BMD: Bone Mineral Density -PTH: Parathyroid Hormone -CaSR: Calcium-Sensing Receptor	
JTT-551 (oral)	Phase1(JPN) Phase1(Overseas)	Type 2 diabetes mellitus	Decreases blood glucose by enhancing insulin signal via inhibition of PTP1B. -PTP1B:Protein Tyrosine Phosphatase 1B This enzyme negatively regulates insulin signaling pathway.	
JTT-552 (oral)	Phase1(JPN)	Hyperuricemia	Decreases serum urate concentration by increasing urinary urate excretion via inhibition of URAT1. -URAT 1: Urate Transporter 1	

Foods Business

The foods business gained both sales and profits thanks to expansion of the business scale of frozen and chilled processed foods in addition to expansion of the vending machine channels and steady growth of "Roots" products in beverage business.

(Table 5) Results in the foods business (Billions of yen)

	FY 3/2006	FY 3/2007	Increase/Decrease
Sales excl. taxes	278.3	286.5	8.1
Operating income	6.3	6.7	0.3

Dividend

As stated when JT announced "JT2008", JT's basic dividend policy aims to provide a competitive level of return to shareholders in the capital market, while considering the status of implementation of the medium/long-term growth strategies and our consolidated financial results outlook. JT intend to enhance the dividend level and, for the time being, aim to achieve a consolidated dividend payout ratio of 20 percent.

From the fiscal year ending March, 2009 onward, JT will apply goodwill amortization to its consolidated financial results. The above mentioned "consolidated dividends payout ratio" is based on the before goodwill amortization basis.

JT's board of directors has revised the forecast for its year-end dividend per share to JPY 2,200. As a result, JT's expected dividend per share for the full fiscal year that ended March 31, 2007, totals JPY 4,000, including the interim dividend.

In addition, JT's annual dividend per share for the full fiscal year ending March 31, 2008, is expected to be JPY 4,400.


5,000
4,000
3,000
2,000
1,000
0
1,200
800
1,000
1,000
1,600
1,000
1,800
1,400
2,200
1,800
2,200
2,200
FY03/2003
FY03/2004
FY03/2005
FY03/2006
FY03/2007
FY03/2008
Interim dividend per share
Year-end dividend per share

Note: Shares of common stock were split five for one on April 1, 2006.

<Outlook for the fiscal year ending March 31, 2008>

The increase in sales will be supported by the organic top-line growth in the international tobacco business and the expansion of the foods business that will offset the decline in sales volume of the domestic tobacco business.

In the phase of profits, despite the organic profits growth of the international tobacco business, the loss of profits due to the fall in sales volume and a rise in material costs and sales promotion expenses of the domestic tobacco business will result in a decrease in EBITDA and operating income. In the phase of recurring profit and net income, profits are expected to decrease, mainly due to the increase in financial costs associated with the Gallaher acquisition and other factors.

JT will announce forecasts including Gallaher business as soon as they become ready.

Full-term forecasts for FY 3/2008 (Billions of yen)

	FY 3/2007 Actual	FY 3/2008 Forecast	Change
Sales incl. taxes	4,769.3	4,890.0	120.6
EBITDA	464.6	449.0	-15.6
Operating income	331.9	312.0	-19.9
Recurring profit	312.0	282.0	-30.0
Net income	210.7	186.0	-24.7

* EBITDA=Operating income + depreciation and amortization

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;

(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;

(3) litigation in Japan and elsewhere;

(4) our ability to further diversify our business beyond the domestic and international tobacco industry;

(5) our ability to successfully expand internationally and make investments outside of Japan;

(6) competition and changing consumer preferences;

(7) the impact of any acquisitions or similar transactions;

(8) local and global economic conditions; and

(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and March 31, 2007

	as of March 31, 2006	*as of March 31, 2007*	*Increase / Decrease*
ASSETS	*Millions of yen*	*Millions of yen*	*Millions of yen*
CURRENT ASSETS:	1,608,154	1,840,808	232,653
FIXED ASSETS:	1,429,180	1,523,855	94,674
Property, plant and equipment:	596,544	600,435	3,891
Buildings and structures	238,049	229,019	△ 9,030
Machinery, equipment and vehicles	144,604	152,900	8,296
Tools	53,502	58,486	4,983
Land	138,671	131,817	△ 6,853
Construction in progress	21,715	28,211	6,496
Intangible assets:	579,519	542,880	△ 36,638
Goodwill	355,183	360,681	5,498
Trademarks	190,587	154,980	△ 35,606
Other	33,748	27,218	△ 6,530
Investments and other assets:	253,117	380,538	127,421
Investment securities	108,027	262,616	154,589
Long-term loans	887	808	△ 78
Deferred tax assets	102,902	75,456	△ 27,445
Other assets	43,124	43,255	131
Allowance for doubtful accounts	△ 1,292	△ 1,230	61
Allowance for loss on investments	△ 531	△ 368	163
DEFERRED ASSETS	44	-	△ 44
TOTAL ASSETS	3,037,378	3,364,663	327,284

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
as of March 31, 2006 and March 31, 2007

	as of March 31, 2006	as of March 31, 2007	Increase / Decrease
LIABILITIES	Millions of yen	Millions of yen	Millions of yen
CURRENT LIABILITIES:	626,355	813,196	186,841
NON-CURRENT LIABILITIES:	590,950	526,851	△ 64,099
TOTAL LIABILITIES	1,217,305	1,340,047	122,741
MINORITY INTERESTS:			
MINORITY INTERESTS	57,561	-	△ 57,561
SHAREHOLDERS' EQUITY:			
COMMON STOCK	100,000	-	△ 100,000
CAPITAL SURPLUS	736,400	-	△ 736,400
RETAINED EARNINGS	972,511	-	△ 972,511
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	35,531	-	△ 35,531
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	△ 7,353	-	7,353
TREASURY STOCK	△ 74,578	-	74,578
TOTAL SHAREHOLDERS' EQUITY	1,762,511	-	△ 1,762,511
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	3,037,378	-	△ 3,037,378
NET ASSETS	Millions of yen	Millions of yen	Millions of yen
SHAREHOLDERS' EQUITY:	-	1,920,159	1,920,159
VALUATION AND TRANSLATION ADJUSTMENTS:	-	40,094	40,094
MINORITY INTERESTS	-	64,362	64,362
TOTAL NET ASSETS	-	2,024,615	2,024,615
TOTAL LIABILITIES AND NET ASSETS	-	3,364,663	3,364,663

CONSOLIDATED STATEMENTS OF INCOME

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2006 and 2007

	For the year ended		*Increase/*	*Comparison to*
	March 31, 2006	*March 31, 2007*	*Decrease*	*previous year*
	Millions of yen	*Millions of yen*	*Millions of yen*	*%*
NET SALES	4,637,657	4,769,387	131,730	2.8
COST OF SALES	3,734,073	3,844,768	110,694	3.0
Gross profit	903,583	924,619	21,035	2.3
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	596,636	592,628	△ 4,008	△ 0.7
Operating income	306,946	331,991	25,044	8.2
NON-OPERATING INCOME:	12,655	16,033	3,377	26.7
NON-OPERATING EXPENSES:	21,759	35,980	14,220	65.4
Recurring profit	297,842	312,044	14,202	4.8
EXTRAORDINARY PROFIT:	65,453	50,854	△ 14,598	△ 22.3
EXTRAORDINARY LOSS:	62,302	25,703	△ 36,598	△ 58.7
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	300,993	337,195	36,202	12.0
INCOME TAXES-CURRENT	49,686	84,480	34,794	70.0
INCOME TAXES-DEFERRED	45,209	36,923	△ 8,285	△ 18.3
MINORITY INTERESTS	4,555	5,018	463	10.2
NET INCOME	201,542	210,772	9,230	4.6

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc and Consolidated Subsidiaries
Years ended March 31, 2006 and 2007

	For the year ended		*Increase/*
	March 31, 2006	*March 31, 2007*	*Decrease*
	Millions of yen	*Millions of yen*	*Millions of yen*
Net cash provided by operating activities	150,342	435,958	285,615
Net cash used in investing activities	△ 26,357	△ 149,692	△ 123,334
Net cash used in financing activities	△ 48,134	△ 32,634	15,500
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	15,204	5,749	△ 9,455
NET INCREASE IN CASH AND CASH EQUIVALENTS	91,054	259,380	168,325
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	829,087	920,141	91,054
CASH AND CASH EQUIVALENTS, END OF YEAR	920,141	1,179,522	259,380

Our company structure for timely disclosure of the Company Information

June 22, 2007

Name of the Company : Japan Tobacco Inc.
(Code No. 2914 Tokyo Stock Exchange, first section)

Please see below for our company structure for timely disclosure of company information.

Note


Attendance
Audit of the Performance
Board of Directors
※Decision on important matter
Auditor (Audit Board)
Report
Advice
*2
Report of Disclosure Policy
Audit of the Performance
Accounting Autitors
Advice
Report/Proposal
President and Chief Executive Officer
Executive Committee
※Decision about Disclosure Policy
Attendance
Attendance
Chief Communications Officer
(Chief Offiecer for management of external information disclosure)
Media & Investor Relations Division
*3
Stock Exchanges
・Filing with Stock Exchanges (Preliminary Consultation and Explanation regarding timely disclosure)
・Announce at a press conference, Posting to our website
*2
Proposal of Disclosure Policy
*2
Discussion
Head of Division
Company Information
Person responsible for Divisional Information Disclosure
Disclosure of Company Information (Timely Disclosure)
(Reference*)
Stock Exchanges which our company is listed
Tokyo Stock Exchange
Osaka Stock Exchange
Nagoya Stock Exchange
Fukuoka Stock Exchange
Sapporo Stock Exchange
Lawers
Advice
Chief Legal Officer
Legal Division
Advice
Internal Aundit
Operational Review and Business Assurance Division
*1
Report
Group Companies
Group Audit
Flow of Decision about Disclosure Policy and Timely Disclosure
Internal Control

1. Responsible Person for Handling of Information

(1) As a part of the Company's efforts to timely and appropriate disclosure, the Company provides an internal rule for information disclosure under which authority and responsibility for handling of the Company's various information are clarified.

(2) The Company appoints Chief Communications Officer as a responsible person for information disclosure and he/she is responsible for handling of information to be disclosed or reported to stock exchanges.

(3) Head of each division within the Company, as a responsible person for information management, collects and manages the information relevant to such division including the information regarding group companies overseen by such division. For this purpose, the Company establishes a position of Divisional Information Disclosure in each division.

(4) Media & Investor Relations Division, which is directly supervised by Chief Communications Officer, is responsible for planning and implementing concerning information disclosure as well as communicating with persons responsible for Divisional Information Disclosure.

(5) Chief Communications Officer clearly explains to head of each division the timely disclosure standard and amendments thereto, and receives reports on the Company's information from head of each division.

2. Decision Making for Disclosure Policy / Timely Disclosure

(1) Head of each division collects and manages information relevant to such division, and further obtains necessary information from group companies overseen by such division, as well as consolidates and manages such information in integrated fashion as divisional information. *1

(2) If an authorization is requested for a significant matter as provided in the Rules for Executive Committee, Head of each division submits to Executive Committee a proposal for disclosure policy including timely disclosure after consultation with Chief Communications Officer, and the same is discussed and resolved. If board resolution is needed for a significant matter pursuant to the Rules for Board of Directors, such matter shall be proposed to Board of Directors and the disclosure policy is also reported in the board meeting. *2

(3) After the significant matter is resolved, Chief Communications Officer disclose the same in timely manner in accordance with the disclosure policy as resolved. If the Company's information is to be disclosed, the same is notified to a stock exchange in advance, and if necessary, prior consultation is made pursuant to the timely disclosure rules as provided by such stock exchange. *3

3. Internal Control

(1) Board of Directors makes decisions on matters prescribed by the Commercial Code, as well as on other matters of importance to the Company. The Board receives reports on the state of the business and supervises executive management.

(2) Corporate Auditors, as independent body having duties different from those of Members of the Board, oversee the actions of the Board of Directors. The Corporate Auditors attend the board meeting and provide their opinions if necessary.

(3) Operational Review and Business Assurance Division, which provides reports and proposals to the president, and reports to the board of directors, has the responsibility of studying and evaluating internal management control systems including group companies with regard to importance and risk from an objective perspective independent of the operational organization.

(4) Chief Legal Officer provides his/her opinion at the board meeting and the Executive Committee if necessary. Legal Division supports each division regarding timely disclosure based on its expertise.

4. Accounting Auditors / Attorneys' Involvement

(1) The Company is audited by accounting auditors pursuant to "Securities Exchange Law" and "Corporation Law." The Company obtain necessary advice and instructions regarding timely disclosure of financial results.

(2) The Company obtains advice and suggestions from different law firms regarding timely disclosure.

END